                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. _)(1/)

                            LIFETIME HOAN CORPORATION

--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    531926103

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Samuel B. Fortenbaugh III, Esq.
                           1211 Avenue of the Americas
                               New York, NY 10036
                                 (212) 596-3379

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 27, 2001

             (Date of Event Which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

       Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

       (1/) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

--------------------------------------------------------------------------------------------------------------
CUSIP No.   531926103                                  13D         Page  2   of  10 Pages
--------------------------------------------------------------------------------------------------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Bruce Cohen
--------------------------------------------------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) |X|
                                                                                                      (b)

--------------------------------------------------------------------------------------------------------------

     3        SEC USE ONLY


--------------------------------------------------------------------------------------------------------------

     4        SOURCE OF FUNDS*

                       OO
--------------------------------------------------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                            |_|
              TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States
--------------------------------------------------------------------------------------------------------------

                         7     SOLE VOTING POWER

  NUMBER OF                             152,114 shares of Common Stock (see Item 5 below)
   SHARES
BENEFICIALLY           ---------------------------------------------------------------------------------------
  OWNED BY
    EACH                 8     SHARED VOTING POWER
  REPORTING
 PERSON WITH                            922,072 shares of Common Stock (see Item 5 below)
                       ---------------------------------------------------------------------------------------

                         9     SOLE DISPOSITIVE POWER

                                        152,114 shares of Common Stock (see Item 5 below)

                       ---------------------------------------------------------------------------------------

                         10    SHARED DISPOSITIVE POWER

                                        922,072  shares of Common Stock (see Item 5 below)
--------------------------------------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,074,186 shares of Common Stock (see Item 5 below)
--------------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                       |_|
              CERTAIN SHARES*
--------------------------------------------------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       10.2% (see Item 5 below)
--------------------------------------------------------------------------------------------------------------

     14       TYPE OF REPORTING PERSON*

                       IN
--------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------------------------------------
CUSIP No.   531926103                                 13D          Page  3   of  10 Pages
--------------------------------------------------------------------------------------------------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Laura Miller
--------------------------------------------------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) |X|
                                                                                                      (b)

--------------------------------------------------------------------------------------------------------------

     3        SEC USE ONLY

--------------------------------------------------------------------------------------------------------------

     4        SOURCE OF FUNDS*

                       OO
--------------------------------------------------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                           |_|
              TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States
--------------------------------------------------------------------------------------------------------------

                         7     SOLE VOTING POWER

                                       119,742 shares of Common Stock (see Item 5 below)
    NUMBER OF          --------------------------------------------------------------------------------------
     SHARES
  BENEFICIALLY           8     SHARED VOTING POWER
    OWNED BY
     EACH                              956,272 shares of Common Stock (see Item 5 below)
   REPORTING            --------------------------------------------------------------------------------------
  PERSON WITH
                        9     SOLE DISPOSITIVE POWER

                                       119,742 shares of Common Stock (see Item 5 below)

                       ---------------------------------------------------------------------------------------

                        10    SHARED DISPOSITIVE POWER

                                       956,272 shares of Common Stock (see Item 5 below)
--------------------------------------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,076,014 shares of Common Stock (see Item 5 below)
--------------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                      |_|
              CERTAIN SHARES*
--------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       10.2% (see Item 5 below)
--------------------------------------------------------------------------------------------------------------

     14       TYPE OF REPORTING PERSON*

                       IN
--------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------------------------------------
CUSIP No.   531926103                                13D           Page  4   of  10 Pages
--------------------------------------------------------------------------------------------------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Jodie Glickman
--------------------------------------------------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) |X|
                                                                                                      (b)

--------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                       OO
--------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                    |_|
              TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States
--------------------------------------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

                                        110,034 shares of Common Stock (see Item 5 below)
      NUMBER OF
       SHARES           --------------------------------------------------------------------------------------
    BENEFICIALLY
      OWNED BY           8     SHARED VOTING POWER
        EACH
      REPORTING                         948,674 shares of Common Stock (see Item 5 below)
     PERSON WITH       ---------------------------------------------------------------------------------------

                         9     SOLE DISPOSITIVE POWER

                                        110,034 shares of Common Stock (see Item 5 below)
--------------------------------------------------------------------------------------------------------------

                         10    SHARED DISPOSITIVE POWER

                                        948,674 shares of Common Stock (see Item 5 below)
--------------------------------------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,058,708 shares of Common Stock (see Item 5 below)
--------------------------------------------------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                      |_|
              CERTAIN SHARES*
--------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       10.0% (see Item 5 below)
--------------------------------------------------------------------------------------------------------------

     14       TYPE OF REPORTING PERSON*

                       IN
--------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

--------------------------------------------------------------------------------

         Responses to each item below are incorporated by reference into each other item, as applicable.

Item 1.  Security and Issuer.

         This Statement on Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of Lifetime Hoan Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at One Merrick Avenue, Westbury, New York 11590.

Item 2.  Identity and Background.

         This Statement is filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by Mr. Bruce Cohen, Mrs. Laura Miller and Mrs. Jodie Glickman, who are all siblings of each other (collectively, the "Reporting Persons"). Mr. Cohen is an Executive Vice President of Lifetime Hoan Corporation. Mrs. Miller is not employed currently. Mrs. Glickman is a teacher at Bais Yaakov Academy, 124-50 Metropolitan Avenue, Kew Gardens, New York. The Reporting Persons' address is c/o Lifetime Hoan Corporation, One Merrick Avenue, Westbury, New York 11590. All Reporting Persons are citizens of the United States.

         No Reporting Person or person with whom a Reporting Person shares the power to vote or to dispose of Common Stock, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Cohen is deemed to beneficially own the Common Stock held in the Miller Trusts and the Glickman Trusts (described in Item 5) because of his appointment on April 27, 2001 as a co-trustee of each of those trusts.

         Mr. Cohen is deemed to beneficially own the Common Stock in the Cohen Family Trusts (described in Item 5) because he is the sole trustee of each such trust.

         The shares held in the Cohen Family Trusts represent (a) annual gifts from 1994 to 2001 (other than 1997) to the Cohen Family Trusts from Milton L. Cohen and Norma Cohen, the father and mother of Mr. Cohen and (b) the prior purchase by Mr. Cohen, as trustee of trusts for the benefit of his children, of additional shares of the Company's Common Stock, using dividends earned by the respective trusts. Milton L. Cohen previously served as Chairman of the Board, Chief Executive Officer and President of the Company.

         Mr. Cohen is the sole beneficiary of the Cohen Trust (described in Item
5) and shares investment control with his siblings, who are the trustees of the Cohen Trust. Mr. Cohen acquired investment control on April 27, 2001 when (a) his two siblings became co-trustees of the Cohen Trust, (b) he became a co-trustee of the Miller Trusts and the Glickman Trusts, and (c) he, Mrs. Miller and Mrs. Glickman agreed that Common Stock controlled by any of them would vote in a bloc. The shares held in the Cohen Trust represent annual gifts from 1994 to 2001 (other than 1997) to the Cohen Trust from Milton L. Cohen and Norma Cohen, the father and mother of Mr. Cohen.

         Mr. Cohen is deemed to beneficially own 14,100 shares of Common Stock issuable upon exercise of currently exercisable options. Mr. Cohen is deemed to beneficially own the 8,668 shares of Common Stock he directly holds after the exercise by him of options granted by the Issuer under the Company's Stock Option Plan.

         Mrs. Miller is deemed to beneficially own the Common Stock held in the Cohen Trust and the Glickman Trusts because of her appointment on April 27, 2001 as a co-trustee of each of those trusts.

         Mrs. Miller is deemed to beneficially own the Common Stock in the Miller Family Trusts (described in Item 5) because she is the sole trustee of each such trust. The shares held in the Miller Family Trusts represent annual gifts from 1994 to 2001 (other than 1997) to the Miller Family Trusts from Milton L. Cohen and Norma Cohen, the father and mother of Mrs. Miller.

         Mrs. Miller is the sole beneficiary of the Miller Trusts (described in Item 5) and shares investment control with her siblings, who are the trustees of the Miller Trusts. Mrs. Miller acquired investment control on April 27, 2001 when (a) her two siblings became co-trustees of the Miller Trusts, (b) she became a co-trustee of the Cohen Trust and the Glickman Trusts and (c) she, Mr. Cohen and Mrs. Glickman agreed that Common Stock controlled by any of them would vote in a bloc. The shares held in the Miller Trusts represent annual gifts from 1994 to 2001 (other than 1997) to the Miller Trusts from Milton L. Cohen and Norma Cohen, the father and mother of Mrs. Miller.

         Mrs. Miller is deemed to beneficially own 34,100 shares of Common Stock issuable upon exercise of currently exercisable options granted by the Issuer to her husband, Evan Miller, under the Company's Stock Option Plan. Mrs. Miller is deemed to beneficially own 100 shares of Common Stock directly held by Mr. Miller that he purchased on the open market on February 7, 2000. Mr. Miller is Executive Vice President of Sales of Lifetime Hoan Corporation, One Merrick Avenue, Westbury, New York 11590. He is a citizen of the United States.

         Mrs. Glickman is deemed to beneficially own the Common Stock held in the Cohen Trust and the Miller Trusts because of her appointment on April 27, 2001 as a co-trustee of each of those trusts.

         Mrs. Glickman is deemed to beneficially own the Common Stock in the Glickman Family Trusts (described in Item 5) because she is the sole trustee of those trusts. The shares held in the Glickman Family Trusts represent annual gifts from 1994 to 2001 (other than 1997) to the Glickman Family Trusts from Milton L. Cohen and Norma Cohen, the father and mother of Mrs. Glickman.

         Mrs. Glickman is the sole beneficiary of the Glickman Trusts (described in Item 5) and shares investment control with her siblings, who are the trustees of the Glickman Trusts. Mrs. Glickman acquired investment control on April 27, 2001 when (a) her two siblings became co-trustees of the Glickman Trusts, (b) she became a co-trustee of the Cohen Trust and the Glickman Trusts, and (c) she, Mr. Cohen and Mrs. Glickman agreed that Common Stock controlled by any of them would vote in a bloc. The shares held in the Glickman Trusts represent annual gifts from 1994 to 2001 (other than 1997) to the Glickman Trusts from Milton L. Cohen and Norma Cohen, the father and mother of Mrs. Glickman.

         Mrs. Glickman is deemed to beneficially own (a) 29,844 shares of Common Stock purchased in 1985 and 12,600 shares of Common Stock issuable upon exercise of currently exercisable options granted by the Issuer to her husband, Mr. Stuart Glickman under the Company's Stock Option Plan. Mrs. Glickman is deemed to beneficially own the 14,002 shares of Common Stock directly held by Mr. Glickman after the exercise by Mr. Glickman of options granted to him by the Issuer under the Company's Stock Option Plan. Mr. Glickman is a Vice President and National Sales Manager of Lifetime Hoan Corporation, One Merrick Avenue, Westbury, New York 11590. He is a citizen of the United States.

Item 4.  Purpose of Transaction.

         Mr. Cohen was appointed as co-trustee of each of the Miller Trusts and the Glickman Trusts to replace departing trustees. Mrs. Miller was appointed as co-trustee of each of the Cohen Trust and the Glickman Trusts to replace departing trustees. Mrs. Glickman was appointed as co-trustee of each of the Cohen Trust and the Miller Trusts to replace departing trustees.

Item 5.  Interest in Securities of the Issuer.

         (a) Bruce Cohen is deemed to beneficially own 1,074,186 shares, or 10.2%, of Common Stock, par value $0.01 per share (the "Common Stock") of the Issuer. This percentage is based on 10,560,704 shares of Common Stock outstanding as of October 31, 2002, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2002. This figure includes: (a) 129,346 shares of Common Stock held in four irrevocable trusts for the benefit of Mr. Cohen's immediate family (the "Cohen Family Trusts"), because he is sole trustee of such trusts, (b) 317,621 shares of Common Stock held in two irrevocable trusts for the benefit of his sister, Jodie Glickman (the "Glickman Trusts"), of which Mr. Cohen and his sister, Laura Miller, became co-trustees on April 27, 2001, (c) 347,468 shares of Common Stock held in two irrevocable trusts for the benefit of Mrs. Miller (the "Miller Trusts"), of which Mr. Cohen and Mrs. Glickman, became co-trustees on April 27, 2001, (d) 256,983 shares of Common Stock held in an irrevocable trust for the benefit of Mr. Cohen (the "Cohen Trust") because he shares investment control with his siblings, who are the trustees of the trust, (e) 14,100 shares of Common Stock issuable upon exercise of currently exercisable options and (f) 8,668 shares of Common Stock held by Mr. Cohen. Mr. Cohen disclaims beneficial ownership of the Common Stock held in the Cohen Family Trust, the Miller Trusts and the Glickman Trusts.

         Mrs. Miller is deemed to beneficially own 1,076,014 shares, or 10.2%, of Common Stock of the Issuer. This percentage is based on 10,560,704 shares of Common Stock outstanding as of October 31, 2002, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2002. This figure includes: (a) 119,742 shares of Common Stock held in five irrevocable trusts for the benefit of Mrs. Miller's immediate family (the "Miller Family Trusts"), because she is sole trustee of such trusts, (b) 256,983 shares of Common Stock held in the Cohen Trust of which Mrs. Miller and her sister, Mrs. Miller, became co-trustees on April 27, 2001, (c) 317,621 shares of Common Stock held in the Glickman Trusts, of which Mrs. Miller is a co-trustee with her brother Mr. Cohen, (d) 347,468 shares of Common Stock held in the Miller Trusts because she shares investment control with her siblings, who are the trustees of the trust, (e) 34,100 shares of Common Stock issuable upon exercise of currently exercisable options granted by the Issuer to her husband, Evan Miller, under the Company's Stock Option Plan, and (f) 100 shares of Common Stock held by Mr. Miller. Mrs. Miller disclaims beneficial ownership of the Common Stock held in the Miller Family Trusts, the Cohen Trust and the Glickman Trusts, and the Common Stock and options held by Mr. Miller.

         Mrs. Glickman is deemed to beneficially own 1,058,708 shares, or 10.0%, of Common Stock of the Issuer. This percentage is based on 10,560,704 shares of Common Stock outstanding as of October 31, 2002, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2002. This figure includes: (a) 80,190 shares of Common Stock held in four irrevocable trusts for the benefit of Mrs. Glickman's immediate family (the "Glickman Family Trusts"), because she is sole trustee of such trusts, (b) 256,983 shares of Common Stock held in the Cohen Trust, of which Mrs. Glickman and her sister, Mrs. Miller became co-trustees on April 27, 2001, (c) 347,468 shares of Common Stock held in the Miller Trusts, of which Mrs. Glickman became a co-trustee with her brother, Mr. Cohen, on April 27, 2001, (d) 317,621 shares of Common Stock held in the Glickman Trusts because she shares investment control with her siblings, who are the trustees of the trust, (e) 12,600 shares of Common Stock issuable upon exercise of currently exercisable options granted by the Issuer to her husband, Mr. Glickman, under the Company's Stock Option Plan, (f) 14,002 shares of Common Stock held by Mr. Glickman and (g) 29,844 shares of Common Stock held by Mrs. Glickman. Mrs. Glickman disclaims beneficial ownership of the Common Stock held in the Glickman Family Trust, the Cohen Trust and the Miller Trusts, and the Common Stock and options held by Mr. Glickman.

         (b) Mr. Cohen has the sole power to direct the vote and to dispose of the 129,346 shares of Common Stock held in the Cohen Family Trusts, the 14,100 shares of Common Stock issuable upon exercise of currently exercisable options and the 8,668 shares of Common Stock held by Mr. Cohen. Mr. Cohen shares voting and dispositive power (a) with Mrs. Miller as co-trustee for the 317,621 shares of Common Stock held in the Glickman Trusts, (b) with Mrs. Glickman as co-trustee for the 347,468 shares of Common Stock held in the Miller Trusts and

         (c) with Mrs. Miller and Mrs. Cohen, who are the co-trustees for the 256,983 shares of Common Stock held in the Cohen Trust.

         Mrs. Miller has the sole power to direct the vote and to dispose of the 119,742 shares of Common Stock held in the Miller Family Trusts. Mrs. Miller shares voting and dispositive power (a) with Mrs. Glickman as co-trustee for the 256,983 shares of Common Stock held in the Cohen Trust, (b) with Mr. Cohen as co-trustee for the 317,621 shares of Common Stock held in the Glickman Trusts,
(c) with Mrs. Miller and Mr. Cohen, who are the co-trustees for the 347,468 shares of Common Stock held in the Miller Trusts, (d) with Mr. Miller with respect to the 34,100 shares of Common Stock issuable upon exercise of currently exercisable options granted by the Issuer to Mr. Miller under the Company's Stock Option Plan and (e) with Mr. Miller with respect to the 100 shares of Common Stock held by Mr. Miller.

         Mrs. Glickman has the sole power to direct the vote and to dispose of the 80,190 shares of Common Stock held in the Glickman Family Trusts and the 29,844 shares of Common Stock held by Mrs. Glickman. Mrs. Glickman shares voting and dispositive power (a) with Mrs. Miller as co-trustee for the 256,983 shares of Common Stock held in the Cohen Trust, (b) with Mr. Cohen as co-trustee for the 347,468 shares of Common Stock held in the Miller Trusts, (c) with Mrs. Miller and Mr. Cohen, who are the co-trustees for the 317,621 shares of Common Stock held in the Glickman Trusts, (d) with Mr. Glickman with respect to the 12,600 shares of Common Stock issuable upon exercise of currently exercisable options granted by the Issuer to Mr. Glickman under the Company's Stock Option Plan and (e) with Mr. Glickman with respect to the 14,002 shares of Common Stock held by Mr. Glickman.

         (c) (i) There have been the following reportable transactions by Bruce Cohen with respect to the Common Stock since February 27, 2001 (other than the transactions described herein on April 27, 2001):



                    Amount of         Price             Type of
   Date             Securities        Per Share         Transaction

   12/6/01                            N/A               Gift by Milton L. Cohen and Norma Cohen to the:

                    17,680                              Cohen Family Trusts

                     4,420                              Cohen Trust

                     8,840                              Miller Trusts

                     8,840                              Glickman Trusts

   7/9/02                             N/A               Gift by Milton L. Cohen and Norma Cohen to the:

                    12,800                              Cohen Family Trusts

                    36,600                              Cohen Trust

                    36,600                              Miller Trusts

                    36,600                              Glickman Trusts
   11/15/02         2,900             $5.00             Purchase by Mr. Cohen, as trustee of the Cohen Family
                                                        Trusts
   11/19/02         700               $5.00             Purchase by Mr. Cohen, as trustee of the Cohen Family
                                                        Trusts

         (ii) There have been the following reportable transactions (other than the gifts by Milton Cohen and Norma Cohen to the Miller Family Trusts, the Miller Trusts, the Glickman Trusts and the Cohen Trust on 7/9/02) by Laura Miller with respect to the Common Stock since May 9, 2002 (60 days prior to the date that Mrs. Miller was deemed to be a more than 10% beneficial owner of the Common Stock of the Company):



                  Amount of        Price           Type of
    Date          Securities       Per Share       Transaction

    8/12/02       2,501            $4.77           Exercise of options for Common Stock by Mrs. Miller's spouse
    8/12/02       2,501            $5.00           Sale of Common Stock by Mrs. Miller's spouse

    9/3/02        1,500            $4.77           Exercise of options for Common Stock by Mrs. Miller's spouse

    9/3/02        1,500            $6.28           Sale of Common Stock by Mrs. Miller's spouse


         (iii) There has been the following reportable transaction (other than the gifts by Milton Cohen and Norma Cohen to the Glickman Family Trusts, the Miller Trusts, the Glickman Trusts and the Cohen Trust on 7/9/02) by Jodie Glickman with respect to the Common Stock since May 9, 2002 (60 days prior to the date that Mrs. Glickman was deemed to be a more than 10% beneficial owner of the Common Stock of the Company):



                     Amount of     Price Per      Type of
        Date         Securities    Share          Transaction

        9/24/02      14,002        $4.77          Exercise of options for Common Stock by Mrs. Glickman's
                                                  spouse


(d) See Item 5(b) above.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

Common Stock controlled by Mr. Cohen, Mrs. Miller and Mrs. Glickman vote in a bloc (see Item 3).

Item     7. Material to be Filed as Exhibits.

Exhibit 1 - Joint Filing Agreement among the Reporting Persons.

                                    SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct and agree that this statement is filed on behalf of each of them.

Dated:  January 28, 2003



BRUCE COHEN



By:  /s/ Bruce Cohen
     ---------------
Name:  Bruce Cohen




LAURA MILLER



By:  /s/ Laura Miller
     ----------------
Name:  Laura Miller



JODIE GLICKMAN



By:  /s/ Jodie Glickman
     ------------------
Name:  Jodie Glickman

                                                                       EXHIBIT I

                             Joint Filing Agreement


         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement of Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01, of Lifetime Hoan Corporation, a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated:  January 28, 2003


BRUCE COHEN


By:  /s/ Bruce Cohen
    ----------------
Name:  Bruce Cohen




LAURA MILLER


By:  /s/ Laura Miller
    -----------------
Name:  Laura Miller



JODIE GLICKMAN



By:  /s/ Jodie Glickman
     ----------------
Name:  Jodie Glickman